Legends Real Estate Joins The Real Brokerage

56-agent brokerage grows Real's presence in Northern California

TORONTO & NEW YORK - October 13, 2023 -- The Real Brokerage Inc. (NASDAQ: REAX), the fastest-growing publicly traded real estate brokerage, announced today that Legends Real Estate has joined the company. The Sacramento-based brokerage, led by John Pope, expands Real's presence in Northern California.

"I'm excited to welcome the entire Legends Real Estate brokerage to Real," said Real President Sharran Srivatsaa. "Throughout his 45-year career in residential real estate, John has developed a reputation for helping new agents succeed. His decision to roll his firm into Real reinforces the draw of the One Real culture to independent brokerages who are looking for a place where teamwork and collaboration thrive as well as the resources of a global platform."

Pope joins Real as a regional broker, where he will be responsible for Northern California. Pope began his residential real estate career in 1978 and soon after became one of the youngest brokers in the nation to own a Century 21 office. He has won numerous distinctions throughout his career, including being named The Best Real Estate Office in Folsom, Calif., two years in a row, an award that is sponsored by The Folsom Telegraph and is based on readers' votes.

"It's important to change with the market," said Pope. "We looked at a number of different business models and were blown away by the leadership and culture at Real. The company's business model aligns with how I've done business. My agents will benefit from being part of a bigger organization, and I look forward to doing what I love - helping agents succeed."

Legends Real Estate and its 56 agents serve the three-county greater Sacramento metropolitan area. Founded in late 2022, Legends' total transaction value exceeds $204 million.

About Real

The Real Brokerage Inc. (NASDAQ: REAX) is revolutionizing the residential real estate industry by pairing best-in-class technology with the trusted guidance of the agent-led experience. Real delivers a cloud-based platform to improve efficiencies and empower agents to provide a seamless end-to-end experience for home buyers and sellers. The company was founded in 2014 and serves 49 states, D.C., and four Canadian provinces with more than 12,000 agents. Additional information can be found on its website at www.onereal.com.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as of the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, expectations regarding Real's ability to continue to attract agents.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. Important factors that could cause such differences include, but are not limited to, slowdowns in real estate markets, economic and industry downturns and Real's ability to attract new agents and retain current agents. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Investor inquiries, please contact:

Ravi Jani

Vice President, Investor Relations and Financial Planning & Analysis

investors@therealbrokerage.com

908.280.2515

For media inquiries, please contact:

Elisabeth Warrick

Senior Director, Marketing, Communications & Brand

elisabeth@therealbrokerage.com

201.564.4221